UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Civitas Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

17887R102

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17887R102	13G	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Vestar Capital Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,074,470(1) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,074,470(1) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,074,470(1) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 40.6% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes 14,557,836 shares held directly by Vestar Capital Partners V, L.P. and 516,634 shares held directly by Vestar/NMH Investors, LLC. Vestar Capital Partners V, L.P. is the managing member of Vestar/NMH Investors, LLC.

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 37,101,867 shares outstanding as of February 1, 2016 as disclosed in Civitas Solutions, Inc.’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2015 filed with the Commission on February 9, 2016.

CUSIP No. 17887R102	13G	Page 3 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Vestar Capital Partners V-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,003,741 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,003,741 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,003,741 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 37,101,867 shares outstanding as of February 1, 2016 as disclosed in Civitas Solutions, Inc.’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2015 filed with the Commission on February 9, 2016.

CUSIP No. 17887R102	13G	Page 4 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Vestar Capital Partners V-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 527,168 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 527,168 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 527,168 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 37,101,867 shares outstanding as of February 1, 2016 as disclosed in Civitas Solutions, Inc.’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2015 filed with the Commission on February 9, 2016.

CUSIP No. 17887R102	13G	Page 5 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Vestar/NMH Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 516,634 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 516,634 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 516,634 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 37,101,867 shares outstanding as of February 1, 2016 as disclosed in Civitas Solutions, Inc.’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2015 filed with the Commission on February 9, 2016.

CUSIP No. 17887R102	13G	Page 6 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Vestar Executives V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 516,634 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 516,634 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 516,634 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 37,101,867 shares outstanding as of February 1, 2016 as disclosed in Civitas Solutions, Inc.’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2015 filed with the Commission on February 9, 2016.

CUSIP No. 17887R102	13G	Page 7 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Vestar Co-Invest V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 516,634 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 516,634 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 516,634 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 37,101,867 shares outstanding as of February 1, 2016 as disclosed in Civitas Solutions, Inc.’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2015 filed with the Commission on February 9, 2016.

CUSIP No. 17887R102	13G	Page 8 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Vestar Associates V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,605,379 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,605,379 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,605,379 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 37,101,867 shares outstanding as of February 1, 2016 as disclosed in Civitas Solutions, Inc.’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2015 filed with the Commission on February 9, 2016.

CUSIP No. 17887R102	13G	Page 9 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Vestar Managers V Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,605,379 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,605,379 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,605,379 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 37,101,867 shares outstanding as of February 1, 2016 as disclosed in Civitas Solutions, Inc.’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2015 filed with the Commission on February 9, 2016.

CUSIP No. 17887R102	13G	Page 10 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Daniel S. O’Connell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,605,379 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,605,379 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,605,379 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 37,101,867 shares outstanding as of February 1, 2016 as disclosed in Civitas Solutions, Inc.’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2015 filed with the Commission on February 9, 2016.

Item 1(a)	Name of Issuer:

Civitas Solutions, Inc. (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are at 313 Congress Street, 6th Floor, Boston, Massachusetts 02210.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Vestar Capital Partners V, L.P. (the “Fund”), Vestar Capital Partners V, L.P. (“Fund V-A”), Vestar Capital Partners V-B, L.P. (“Fund V-B”), Vestar/NMH Investors, LLC (“Vestar/NMH Investors”), Vestar Executives V, L.P. (“Vestar Executives V”), Vestar Co-Invest V, L.P. (“Vestar Co-Invest V”), Vestar Associates V, L.P. (“Vestar Associates V”), Vestar Managers V Ltd. (“VMV”) and Daniel S. O’Connell (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2016, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Vestar Capital Partners, 245 Park Avenue, 41st Floor, New York, NY 10167.

Item 2(c)	Citizenship:

The Fund, Fund V-A, Fund V-B, Vestar Executives V, Vestar Co-Invest V, and VMV were organized under the laws of the Cayman Islands.

Vestar Associates V was organized under the laws of Scotland.

Vestar/NMH Investors was organized under the laws of the State of Delaware.

Mr. O’Connell is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

CUSIP No. 17887R102	13G	Page 12 of 20 Pages

Item 2(e)	CUSIP Number:

17887R102

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned: In the aggregate, the Reporting Persons beneficially own 19,605,379 shares of Common Stock. These shares are held directly by the Fund, Fund V-A, Fund V-B and Vestar/NMH Investors. The Fund is the managing member of Vestar/NMH Investors, and Vestar Executives V and Vestar Co-Invest V are members of Vestar/NMH Investors. Vestar Associates V is the general partner of the Fund, Fund V-A, Fund V-B and Vestar Executives V. VMV is the general partner of Vestar Associates V and Vestar Co-Invest V. Daniel S. O’Connell is the sole director of VMV. As a result of these relationships, the Fund may be deemed to have beneficial ownership of the shares

CUSIP No. 17887R102	13G	Page 13 of 20 Pages

held directly by Vestar/NMH Investors, and each of Vestar Executives V, Vestar Co-Invest V, Vestar Associates V, VMV and Mr. O’Connell may be deemed to have beneficial ownership of the shares held directly by the Fund, Fund V-A, Fund V-B and Vestar/NMH Investors. Each Reporting Person disclaims beneficial ownership of these securities except to the extent of his or its respective pecuniary interest therein.

(b)	Percent of class: In the aggregate, the Reporting Persons beneficially own 19,605,379 shares of the Common Stock, or 52.8% of the total number of shares outstanding.

All percentages calculated in this Schedule 13G are based upon an aggregate of 37,101,867 shares outstanding as of February 1, 2016 as disclosed in the Company’s Quarterly Report on Form 10-Q filed on February 9, 2016.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

CUSIP No. 17887R102	13G	Page 14 of 20 Pages

Item 8	Identification and Classification of Members of the Group:

See Items 2(a) - 2(c).

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016

By:	/s/ Steven Della Rocca, as attorney-in-fact for Daniel S. O’Connell
Name:	Daniel S. O’Connell

VESTAR CAPITAL PARTNERS V, L.P.

By:	Vestar Associates V, L.P.
Its:	General Partner

By:	Vestar Managers V Ltd.
Its:	General Partner

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Its:	Managing Director and General Counsel

VESTAR CAPITAL PARTNERS V-A, L.P.

By:	Vestar Associates V, L.P.
Its:	General Partner

By:	Vestar Managers V Ltd.
Its:	General Partner

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Its:	Managing Director and General Counsel

[Signature Page to Schedule 13G]

VESTAR CAPITAL PARTNERS V-B, L.P.

By:	Vestar Associates V, L.P.
Its:	General Partner

By:	Vestar Managers V Ltd.
Its:	General Partner

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Its:	Managing Director and General Counsel

VESTAR/NMH INVESTORS, LLC

By:	Vestar Capital Partners V, L.P.
Its:	Managing Member

By:	Vestar Associates V, L.P.
Its:	General Partner

By:	Vestar Managers V Ltd.
Its:	General Partner

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Its:	Managing Director and General Counsel

VESTAR EXECUTIVES V, L.P.

By:	Vestar Associates V, L.P.
Its:	General Partner

By:	Vestar Managers V Ltd.
Its:	General Partner

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Its:	Managing Director and General Counsel

[Signature Page to Schedule 13G]

VESTAR CO-INVEST V, L.P.

By:	Vestar Managers V Ltd.
Its:	General Partner

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Its:	Managing Director and General Counsel

VESTAR ASSOCIATES V, L.P.

By:	Vestar Managers V Ltd.
Its:	General Partner

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Its:	Managing Director and General Counsel

VESTAR MANAGERS V LTD.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Its:	Managing Director and General Counsel

[Signature Page to Schedule 13G]

INDEX TO EXHIBITS

Exhibit A	Joint Filing Agreement

Exhibit B	Power of Attorney of Daniel S. O’Connell

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Civitas Solutions, Inc. may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 16, 2016

By:	/s/ Steven Della Rocca, as attorney-in-fact for Daniel S. O’Connell
Name:	Daniel S. O’Connell

VESTAR CAPITAL PARTNERS V, L.P.

By:	Vestar Associates V, L.P.
Its:	General Partner

By:	Vestar Managers V Ltd.
Its:	General Partner

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Its:	Managing Director and General Counsel

VESTAR CAPITAL PARTNERS V-A, L.P.

By:	Vestar Associates V, L.P.
Its:	General Partner

By:	Vestar Managers V Ltd.
Its:	General Partner

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Its:	Managing Director and General Counsel

[Signature Page to Exhibit A to Schedule 13G]

VESTAR CAPITAL PARTNERS V-B, L.P.

By:	Vestar Associates V, L.P.
Its:	General Partner

By:	Vestar Managers V Ltd.
Its:	General Partner

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Its:	Managing Director and General Counsel

VESTAR/NMH INVESTORS, LLC

By:	Vestar Capital Partners V, L.P.
Its:	Managing Member

By:	Vestar Associates V, L.P.
Its:	General Partner

By:	Vestar Managers V Ltd.
Its:	General Partner

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Its:	Managing Director and General Counsel

VESTAR EXECUTIVES V, L.P.

By:	Vestar Associates V, L.P.
Its:	General Partner

By:	Vestar Managers V Ltd.
Its:	General Partner

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Its:	Managing Director and General Counsel

[Signature Page to Exhibit A to Schedule 13G]

VESTAR CO-INVEST V, L.P.

By:	Vestar Managers V Ltd.
Its	: General Partner

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Its:	Managing Director and General Counsel

VESTAR ASSOCIATES V, L.P.

By:	Vestar Managers V Ltd.
Its:	General Partner

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Its:	Managing Director and General Counsel

VESTAR MANAGERS V LTD.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Its:	Managing Director and General Counsel

[Signature Page to Exhibit A to Schedule 13G]

Exhibit B

September 9, 2014

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Rob Rosner, Steven Della Rocca and Brian Schwartz, signing singly, the undersigned’s true and lawful attorney-in-fact to: (i) execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director and/or owner of greater than 10% of the outstanding Common Stock of Civitas Solutions, Inc. (the “Company”), Forms 3, 4 and 5 (including any amendments, supplements or exhibits thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder, as well as a Schedule 13D or Schedule 13G in accordance with Section 13(d) of the Exchange Act and the rules thereunder and any amendments thereto; (ii) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and Schedule 13D or 13G (including any amendments, supplements or exhibits thereto) and timely file such forms with the United States Securities and Exchange Commission and any stock exchange or similar authority, including the New York Stock Exchange; and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file reports or schedules under Section 16 and Section 13(d) of the Exchange Act with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

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IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of date first written above.

By:	/s/ Daniel S. O’Connell
Name:	Daniel S. O’Connell

Section 16 Power of Attorney Signature Page